Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

April 19, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Ms. Maryse Mills-Apenteng

Re:

First Source Data, Inc.

Registration Statement on Form SB-2

Filed February 3, 2006

File Number: 333-131621

Dear Ms. Mills-Apenteng:

I am securities counsel for First Source Data, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment 1 to the Form SB-2 Registration Statement, File No. 333-131621, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated March 2, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Cover Page

Comment 1.

Clarify that this registration statement constitutes the initial public offering of First Source Data’s common stock.

Response 1.

The Company has made the change requested by the Staff.

Comment 2.

You state that the shares being registered “for the selling shareholders may be offered at the same time that we are offering our shares.” Please clarify what offerings you are engaging in at the same time as the selling shareholders. Do you mean by this reference that you intend to file a registration statement concurrently with this offering by the selling shareholders? We note that you do not appear to be registering shares for a primary offering in this registration statement. Do you intend to engage in private placement transactions while this registration statement is on file? To the extent the latter is true, please provide us with your analysis as to why a private placement that occurs during the pendency of f a registration would constitute a valid private placement. Please

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

revise to provide appropriate disclosure in your filing regarding these matters. We may have further comment.

Response 2.

The Company has changed the disclosure in the document.  The Company is not offering any securities while the SB-2 is on file with the SEC.  Additionally, the Company does not intend to offer any securities while the SB-2 is on file with the SEC.

Comment 3.

As noted above, you are registering securities for sale by selling shareholders when there is no existing market for the securities. Schedule A of the Securities Act and Item 501(a)(9)(iv) of Regulation S-B require a price range or the formula or method to be used to calculate the price to be set forth. As such, please provide disclosure regarding the pricing of the shares to be offered by the selling shareholders or the process by which the pricing will be set. If you intend to seek quotation on the OTC Bulletin Board through a market maker you may want to add cover page language saying: “The selling shareholders will sell at a price of $X (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” We note that $.40 per share was arbitrarily used according to your disclosure under “Determining of Offering Price” in order to calculate your maximum offering price.

Response 3.

The Company has made the change requested by the Staff.

Comment 4.

We note your disclosure on page 10 that the selling shareholders acquired the shares “at a price lower than the public offering price.” Since you have not disclosed a “public offering price,” this reference is unclear.

Response 4.

The Company has revised the language in the SB-2 to clarify the disclosure.

Comment 5.

The paragraph that begins “You should rely only on the information provided in this prospectus” does not comply with the plain English requirement of Rule 421(d). As an example, the sentence begins “Neither the delivery of this prospectus nor any distribution of the shares” includes multiple negatives and is generally difficult to understand. Please revise so that the cover page complies with the plain English writing principles of the rule.

Response 5.

The Company has revised the language as requested by the Staff.

Table of Contents

Comment 6.

Please revise the table of contents so that there is only one listing for the summary and risk factor sections. At present, you have several listings for the sections that comprise the summary and three listings related to the risk factors.

Response 6.

The Company has revised the Table of Contents as requested by the Staff.

Summary, page 5

Comment 7.

If you retain a summary section, it should provide a brief overview of the key aspects of the offering. See Item 503 of Regulation S-B. For example, the statements indicating that

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

you have not been involved in any bankruptcy, receivership or similar proceedings, etc., and your fiscal year-end do not appear to be key summary information. However, disclosure regarding the lack of revenues during your short operating history and going concern qualification would be material to potential investor.

Response 7.

The Company has made the revisions requested by the Staff.

Comment 8.

Since you have included summary information about your business under the subheading “Our Company”, consider briefly expanding your business description to provide some detail about the specific products and services you provide and to inform potential investors of your status as a development stage company, as indicated in the financial statements.

Response 8.

The Company has made the revisions requested by the Staff.

Comment 9.

Clarify or delete the statement that “our address should not be used as a hyperlink to our company website.”

Response 9.

The Company has made the revisions requested by the Staff.

Comment 10.

Please remove the list of selling shareholders from the summary section. The summary should not contain all of the detailed information that is located elsewhere in the prospectus.

Response 10.

The Company has made the revisions requested by the Staff.

Risk Factors, page 6

Comment 11.

Please relocate the Forward-Looking Statements section from the risk factor discussion so that it appears after the risk factor section. See Item 503(c)(2) of Regulation S-B.

Response 11.

The Company has made the revisions requested by the Staff.

Comment 12.

Please include a risk factor addressing your limited liquidity position and the risk related to the fact that you do not have sufficient cash to fund operations beyond the next six months.

Response 12.

The Company has made the revisions requested by the Staff.

The independent accountants’ opinion on the financial statements…page 6

Comment 13.

The subheading should be revised as it fails to capture the essence of the risk in an easily accessible manner for the average investor. The subheading must convey the specific risk posed from the potential investor’s viewpoint answering the question, “What does not being able to continue as a going concern mean to me?” Rephrase the subheading so that it clearly states the specific risk you are highlighting. In this regard, it would appear that the risk includes the possibility that you may have to curtail or even cease operations.

Response 13.

The Company has made the revisions requested by the Staff.

Our ability to recruit and retain capable and effective individuals…page 8

Comment 14.

Please revise this risk factor to avoid generic statements that could apply to any business in any industry. This and other risk factors should be tailored to your specific business in your specific industry. For example, specify what your “areas of business” are and, to the extent possible, what services you rely on from key personnel. See also, as examples, the following risk factor subheadings, which could apply to any business.

•

Amendments to current regulations could have a material adverse effect…page

9

•

“We may be subject to foreign currency fluctuations…page 8

•

“We will incur increased costs as a result of being a public company.” Page 11

Response 14.

The Company has made the revisions requested by the Staff.

There are various interrelationships between our officers and directors…page 8

Comment 15.

Please revise the subheading to specify that Messrs. Mawji and Alwis, your chief executive officer and chief financial officer, respectively, also serve as directors. Revise the discussion of this risk factor to describe more specifically the nature of any past, existing or potential conflicts of interest. To the extent you have experienced such conflicts of interest in the past with other officers and directors, they should be described in a summary fashion and any policies or procedures designed to address future conflicts should be addressed in Related Transactions.

Response 15.

The Company has made the revisions requested by the Staff.

Amendments to current regulations could have a material adverse effect…page 9

Comment 16.

It appears that you are bundling separate and distinct risks into a single risk factor. The subheading refers to amendments to regulations while the discussion that follows related to loss of services resulting from malfunctions or service delays in addition to amendments to current regulation. Please revise to provide separate risk factors for each distinct risk.

Response 16.

The Company has made the revisions requested by the Staff.

Our common shares are not quoted on any exchange or listing service…page 9

Comment 17.

Please revise the subheading to state the risk to investors resulting from the fact that your common stock is not listed or quoted, namely that it may be difficult for holders of your common stock to sell their shares.

Response 17.

The Company has made the revisions requested by the Staff.

Comment 18.

Also, please provide a separate risk factor highlighting the fact that your common stock is considered a penny stock and describing the related risk to investors of investing in penny stocks. Please expand the discussion to provide a clear discussion of the adverse consequences of being the issuer of a stock that is subject to Regulation 15G and summarize concisely the effects of required compliance with Rules 15g-2 through 15g-9 on the market for your securities and your investors.

Response 18.

The Company has made the revisions requested by the Staff.

Our current officers, directors and major stockholders control…page 10

Comment 19.

Revise the subheading to state that Doug McClelland, a director, former president of the company and major shareholder, controls more than 85 percent of the company. The discussion should also be revised to indicate clearly that the risk relates specifically to Mr. McClelland, and not the officers and directors as a group.

Response 19.

The Company has made the revisions requested by the Staff.

We will incur increased costs as a result of being a public company…page 11

Comment 20.

Revise the subheading to state the risk, from the point of view of investors, of becoming a public company.

Response 20.

The Company has made the revisions requested by the Staff.

Determination of Offering Price, page 18

Comment 21.

Please revise this section so that it accurately describes the pricing of the shares in the context of this offering. Since there is no established market for your securities, state more clearly how the price of the shares will be established.

Response 21.

The Company has made the revisions requested by the Staff.

Comment 22.

It also appears that the third paragraph, which refers to “the shares being registered and offered for sale by us” is not applicable to your registration statement.

Response 22.

The Company has made the revisions requested by the Staff.

Selling Security Holders, page 13

Comment 23.

Please provide all of the information required by Item 507 of Regulation S-B, including any material relationship which the selling security holder has had within the past three years with you. For example, among the relationships that should be disclosed include the subleasing arrangements with and services provided by Foreground Image, Inc., of which Jueane Ji, also a selling shareholder, is a director. Also disclose, if applicable, if any selling shareholder has held any position or office with the company in the past three years. In this regard, we note disclosure regarding Mr. Diatchine. Here or elsewhere as appropriate, please clarify what management services Mr. Diatchine provided. Your disclosure suggests that Mr. Diatchine worked as an officer and director for ten days in 2004 and his services were valued at $80,770.

Response 23.

The Company has made the revisions requested by the Staff.

Comment 24.

Please provide a materially complete description of the transactions by which the selling shareholders received their shares. For example, include a description of the agreements or contracts that controlled the transactions. The consideration each selling shareholder provided for the shares, whether monetary or in the form of services, relevant dates and how many shares they each received should be disclosed in the context of this discussion. This information is helpful for us in evaluating the resale transaction you propose to register and in accordance with the Item 507 of Regulation S-B requirement that you disclose material relationships between the selling shareholders and the issuer. In this regard, you may want to delete the column titled “Purchase Date”; the unenumerated list of prices could be integrated into a revised discussion of the relevant transactions.

Response 24.

The Company has made the revisions requested by the Staff.

Comment 25.

Identify the natural person or persons who have voting and/or investment control over Foreground Image, Inc. See interpretation 4S of the Regulation S-K portion of the Match 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

Response 25.

The Company has made the revisions requested by the Staff.

Plan of Distribution, page 16

Comment 26.

Revise your disclosure to indicate the effect the penny stock rules may have on the ability to make a market in the company’s stock.

Response 26.

The Company has made the revisions requested by the Staff.

Description of Business, page 22

Comment 27.

Please expand the business section to describe more specifically the products and services you offer or intend to offer and the status of development of each. It is unclear from your statement that your products and services are intended “to help companies, governments, and other organizations gather, manage and analyze market information to assist them in their strategic decision-making process” exactly what products you sell. We note the reference to “online marketing software tools” and “various software modules” but are unclear as to what specifically you offer to clients. We note further a reference in Management’s Discussion and Analysis to “direct response television marketing.” If this is in fact among the services you offer, it should be discussed in the business section. Please be more specific in delineating the product or products and services you provide and the development stage of each, whether fully operational or still in the planning stages. Include the names of each of your products.

Response 27.

The Company has made the revisions requested by the Staff.

Comment 28.

In addition, please describe the pricing terms for your products and services. Do you rely on licensing agreements, short or long-term service agreements, or some other arrangements? Are maintenance services included as part of your service offerings? How are your revenues derived?

Response 28.

The Company has made the revisions requested by the Staff.

Comment 29.

Please clarify here or elsewhere as appropriate that Messrs. Mawji, CEO and President, and Alwis, Chief Financial Officer, work a minimum of 20 hours per week pursuant to their independent contract agreements.

Response 29.

The Company has made the revisions requested by the Staff.

Comment 30.

Include a discussion of your competitive business conditions and your competitive position within the industry and methods of competition. See Item 101(b)(4) of Regulation S-B.

Response 30.

The Company has made the revisions requested by the Staff.

Comment 31.

We note your disclosure that you have three clients currently. Please identify the percentage or revenues generated by these customers if greater than 10 percent. Consider including a risk factor regarding your dependence on material customer relationships. To the extent that you have entered into agreements with customers upon whom you are substantially dependent, such agreements should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.

Response 31.

The Company has made the revisions requested by the Staff. The Company does not consider itself to be substantially dependent on any of its past customers because its contracts with them have either concluded or will be concluded in the short term and the Company does not have any expectation of receiving further revenues from them on an ongoing basis.

Comment 32.

It appears from a September 22, 2005 Business Wire news release that Haynes Capital Corp. utilizes the First Source Data technology; however, Haynes Capital is not listed as one of your three clients. Please advise.

Response 32.

The Company has made the revisions requested by the Staff to discuss its relationship with Haynes Capital.

Comment 33.

Further, please tell us why First Source Data appears to be listed in the eLocity newsletter on L International Computers for October 26, 2005. Why would First Source Data pay $8,000 to eLocity for reporting on L International Computers?

Reponse 33.

The Company has indicated that it does not know why it is listed in the eLocity newsletter, that it has never been a client of eLocity, and that it has not made any payment to eLocity. The Company has attempted to contact eLocity to request information concerning this matter several times, but has not received a response.

On Business Plan, page 23

Comment 34.

Disclosure under this section indicates, in part, that your average monthly gross profit from inception through October 31, 2005 has been approximately $5,000. The disclosure further indicates that you intend to fund development and implementation of the AdMeUp Network from gross profit generated by your day to day operations. Revise this disclosure to explain why you believe any future gross profits will be available for such use. In this regard, explain how you intend to fund selling and administration, research and development, and other costs and expenses.

Response 34.

The Company has made the revisions requested by the Staff.

Comment 35.

Please expand the discussion to explain what your “proprietary marketing model” and “proprietary online affiliate system” are and how they relate to the product and services you currently offer. Are they referring to the same model or system or are they separate concepts?

Response 35.

The Company has made the revisions requested by the Staff.

Comment 36.

Please explain your strategy with regard to expansion. On page 24 you state both that you intend to expand geographically and that you “intend to only expand into a particular geographical area if [you] already have sufficient revenues generated in that area to cover expenses associated with that area.” Given that you currently only have three clients in Canada, Bermuda and Slovakia, does this mean that you do not intend to expand beyond these three regions at this stage? If so, please discuss at what stage you expect to pursue geographical expansion.

Response 36.

The Company has made the revisions requested by the Staff.

Comment 37.

Please specify whether you are referring to the laws of Canada, the U.S. or other countries for each of the regulations specifically identified and with regard to your general discussion, as applicable.

Response 37.

The Company has made the revisions requested by the Staff.

Managements Discussion and Analysis or Plan of Operation, page 25

Comment 38.

Since you do not have information for a full fiscal year, you need only provide plan of operation information as paragraph (b) of Item 303 of Regulation S-B does not apply to you. Please revise this section to provide meaningful disclosure responsive to Item 303(a). In this regard, you should provide a comprehensive discussion of your plan of operation for the next 12 months, including anticipated activities and expenses. The current recitation of information from the financial statements does not provide potential investors with meaningful additional disclosure. Consider therefore revising the title to this section to refer only to plan of operation. Ensure that any changes are reflected consistently throughout the prospectus, including the table of contents.

Response 38.

The Company has made the revisions requested by the Staff.

Comment 39.

Include a discussion of anticipated costs associated with your public reporting requirement and how you anticipate paying these costs. Confirm that your statement that you believe the net proceeds will last at least six months contemplates the preparation and filing of periodic reports under the Exchange Act following the effective date. These anticipated costs seem to represent a “known trend” that should be described here in quantitative terms.

Response 39.

The Company has made the revisions requested by the Staff.

Comment 40.

You state on page 26 that your available cash will be adequate to fund operations for the next six to eight months. Please also, disclose the amount of additional capital that will be needed to finance planned operations for a period of 12 months from the date of the prospectus.

Response 40.

The Company has made the revisions requested by the Staff.

Comment 41.

Please confirm that you do not have any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

Response 41.

The Company has made the revisions requested by the Staff.

Certain Relationships with Related Transactions, page 30

Comment 42.

We note that you loaned $25,000 to I-Dating in September 2004 and that the loan was settled in full in April 2005. Please discuss the business purpose of this loan.

Response 42.

The Company has made the revisions requested by the Staff.

Executive Compensation, page 31

Comment 43.

We note that you have omitted the summary compensation table even though Mr. Mawji, chief executive officer, received compensation for the last fiscal year, which would be covered by the table. Please revise to include a table showing all compensation paid to or earned by Mr. Mawji. Please see Item 402(a)(2)(i) of Regulation S-B.

Response 43.

The Company has made the revisions requested by the Staff.

Available Information, page 32

Comment 44.

Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Response 44.

The Company has made the revisions requested by the Staff.

Part II

Undertakings

Comment 45.

Please provide the undertaking required by Item 512(e) regarding requests for acceleration of an effective date.

Response 45.

The Company has made the revisions requested by the Staff.

Comment 46.

The undertakings required by Item 512 of Regulation S-B have recently been updated. Please update the disclosure to include the currently required undertakings outlined in paragraphs (g)(1) or (g)(2) of Item 512 of Regulation S-B, as applicable.

Response 46.

The Company has made the revisions requested by the Staff.

Signatures

Comment 47.

The signature page does not conform to the requirements of the Form. Please provide the signature of the person signing in the capacity of principal accounting officer or controller. See Instructions for signatures.

Response 47.

The Company has made the revisions requested by the Staff.

Financing Statements

Interim Financial Statements

Balance Sheet, page F-20

Comment 48.

Tell us the nature and terms of the amounts reported under the line item Other Receivable as of October 31, 2005. Explain how you considered providing corresponding disclosure in the notes to your financial statements.

Response 48.

The Company has made the revisions requested by the Staff.

Statement of Operations, page F-21

Comment 49.

Present earnings per share rounded to the nearest whole cent only.

Response 49.

The Company has made the revisions requested by the Staff.

Comment 50.

We note that you have ceased publication of a financial newsletter for which you reported revenue during the six months ended October 31, 2005. Explain to us, in reasonable detain, how you considered reporting activities related to the newsletter as discontinued operations. See SFAS 144 paragraphs 41 through 44.

Response 50.

The Company has added a Note to its financial statements describing how it has reported activities relating to the newsletter as discontinued operations.

Notes to Financial Statements, page F-24

Revenue Recognition, page F-25

Comment 51.

Currently, the disclosure you have provided under this note appears somewhat general in nature and does not appear to provide specific information regarding the nature of the products or services you provide, the material terms of the arrangements under which you provide them, or how you apply relevant accounting literature in determining the timing or amount of revenue recognition. Provide us with the following information:

•

Describe the products or services you provide;

•

Identify the material terms of the arrangements under which you provide your products or services. Describe all performance obligations, acceptance or cancellation provisions, and credit or payment terms; and,

•

Explain how you determine that each of the relevant revenue recognition criteria have been met. For example, explain, in detail, how you determine when products have been delivered or services have been performed.

Tell us how you considered providing corresponding disclosure in the notes to your financial statements.

Response 51.

The Company has made the revisions requested by the Staff and corresponding disclosures have been made.

Comment 52.

Disclosure in your MD&A indicates that you recognized revenue during the six months ended October 31, 2005 in connection with the development of an online marketing system for which development was not complete as of the end of the period. Describe for us the nature and terms of this arrangement. Explain your basis for concluding that it was appropriate to recognize revenue prior to the completion of development. As part of your response, provide reference to the specific authoritative literature that supports your accounting.

Response 52.

This arrangement concerned preliminary work that the Company performed for a customer pertaining to a potential project whereby it would plan, design, and implement an integrated affiliate marketing and link exchange system for the customer. The Company entered into a contract dated August 17, 2005 which provided that it would be paid on an hourly basis for completing the first phase of this project. During this phase, the Company prepared a report that described the specifications of the project and potential revenues that it could provide. The Company required customer consent to proceed with each phase of the project and the customer decided to terminate the project after the Company provided its report. The Company issued its invoice for this work on August 31, 2005 and was compensated accordingly. In the future, the Company will recognize work in progress as per US GAAP where applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Sine the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing date effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and pursuant to a delegated authority, grant acceleration of the effective date.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for First Source Data, Inc.

cc:

First Source Data, Inc.